Exhibit 99(c) Texas Competitive Electric Holdings Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Twelve Months Ended March 31, 2012	Twelve Months Ended March 31, 2011
Net loss	$(238)	$(301)	$(1,677)	$(4,133)
Income tax benefit	(115)	(155)	(877)	(12)
Interest expense and related charges	622	498	3,823	2,590
Depreciation and amortization	330	362	1,438	1,405
EBITDA	$599	$404	$2,707	$(150)
Interest income	(17)	(27)	(77)	(97)
Amortization of nuclear fuel	42	37	147	139
Purchase accounting adjustments (a)	9	38	128	157
Impairment of goodwill	—	—	—	4,100
Impairment and write-down of other assets (b)	—	—	430	13
Debt extinguishment gains	—	—	—	(687)
Unrealized net (gain) loss resulting from hedging and trading transactions	152	316	(222)	89
EBITDA amount attributable to consolidated unrestricted subsidiaries	(2)	(2)	(7)	(1)
Amortization of "day one" net loss on Sandow 5 power purchase agreement	—	—	—	(16)
Corporate depreciation, interest and income tax expenses included in SG&A expense	4	3	17	10
Noncash compensation expense (c)	3	—	15	7
Severance expense	1	—	6	1
Transition and business optimization costs (d)	9	6	45	14
Transaction and merger expenses (e)	10	11	36	38
Restructuring and other (f)	(2)	(17)	82	(128)
Expenses incurred to upgrade or expand a generation station (g)	26	36	100	100
Adjusted EBITDA per Incurrence Covenant	$834	$805	$3,407	$3,589
Expenses related to unplanned generation station outages	26	58	149	131
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (h)	—	8	—	34
Adjusted EBITDA per Maintenance Covenant	$860	$871	$3,556	$3,754
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. Twelve months ended 2012 includes $46 million related to an asset sale.

(b)	Impairment of assets in the twelve months ended 2012 includes impairment of emission allowances and certain mining assets due to EPA rule issued in July 2011.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(d)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to generation plant reliability and supply chain efficiency initiatives.

(e)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(f)
Restructuring and other includes gains on termination of a long-term power sales contract and settlement of amounts due from hedging/trading counterparty, fees related to the April 2011 amendment and extension of the TCEH Senior Secured Facilities, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

(h)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.